CONFIDENTIAL

February 23, 2017

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:    PulteGroup, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 1, 2017
File No. 1-9804

Dear Mr. Cash:

The following is our response to your comment letter dated February 17, 2017 relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission (“SEC”). For ease of review, we have reproduced the Staff's comment below in bold and our reply follows in a lighter font.

Form 10-K for Fiscal Year Ended December 31, 2016
Item 8. Financial Statements and Supplementary Data
Note 12. Commitments and contingencies, page 72

1.
Your narrative disclosures indicate that you reduced general liability reserves by $55.2 million and $29.6 million during 2016 and 2015, respectively, as a result of changes in management estimates, and that you also recorded a general liability reserve reversal of $32.6 million during 2015 resulting from a legal settlement. However, we note your tabular roll-forward of self-insurance liabilities on page 75 indicates that you provided net reserves of $40.8 million and $16.1 million during 2016 and 2015, respectively. Please provide us a reconciliation of your narrative and tabular disclosures related to self-insurance liabilities. In addition, please revise future filings to ensure that your narrative and tabular disclosures related to self-insurance liabilities better enable investors to understand the impact of and activity in your reserves and liabilities during each period presented.

The adjustments cited above are classified within the line item "Net reserves provided" in the aforementioned tabular rollforward. In direct response to the Staff's comment, we have provided below a revised tabular rollforward to be included in future filings that separately identifies such adjustments from reserves provided in the normal course of business ($000s omitted):

PulteGroup, Inc., 3350 Peachtree Road N.E., Suite 150, Atlanta, GA 30326
404.978.6400 pultegroupinc.com

Securities and Exchange Commission
February 23, 2017

	2016	2015
Balance, beginning of period	$924,563	$995,692
Reserves provided	96,027	78,268
Adjustments to previously recorded reserves	(55,243)	(62,183)
Payments, net	(134,289)	(87,214)
Balance, end of period	$831,058	$924,563

We will make similar disclosures, as applicable, in our future filings beginning with the quarter ending March 31, 2017.

We acknowledge that PulteGroup, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing, notwithstanding any review, comments, actions, or absence of action by the staff.

We would welcome the opportunity to discuss any questions you may have regarding this response at your convenience. You may contact me at (404) 978-6417.

Very truly yours,

/s/ Robert T. O'Shaughnessy

Robert T. O'Shaughnessy
Executive Vice President and Chief Financial Officer

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